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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                            FOAMEX INTERNATIONAL INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   344123-10-4
                                 (CUSIP Number)

                           Philip N. Smith, Jr., Esq.
                       Trace International Holdings, Inc.
                                 375 Park Avenue
                                   11th Floor
                            New York, New York 10152
                                 (212) 230-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 6, 1998

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace International Holdings, Inc.
                  58-1080969

2        Check the Appropriate Box If a Member of a Group

                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  BK, 00

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
                  Items 2(d) or 2(e)  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 4,783,566
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 7,050,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  4,783,566
    With
                           10       Shared Dispositive Power
                                               7,050,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               11,833,813


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)
                                                       [ ]

13       Percent of Class Represented By Amount in Row (11)
                                     47.3%

14       Type of Reporting Person  (See Instructions)
                                     CO

                                       2
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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace Foam Sub, Inc.
                  13-3808758

2        Check the Appropriate Box If a Member of a Group

                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
                  Items 2(d) or 2(e)  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                       0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 7,000,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                        0
    With
                           10       Shared Dispositive Power
                                               7,000,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               7,000,247


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions) [ ]

13       Percent of Class Represented By Amount in Row (11)
                                     28.0%

14       Type of Reporting Person  (See Instructions)
                                     CO


                                       3
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                                                                SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Marshall S. Cogan


2        Check the Appropriate Box If a Member of a Group*

                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  PF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
                  Items 2(d) or 2(e)  [ ]

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  703,334
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                       0

    Each  Reporting        9        Sole Dispositive Power
   Person                                   703,334
    With
                           10       Shared Dispositive Power
                                              0



11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               703,334


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)            [ ]


13       Percent of Class Represented By Amount in Row (11)
                                                    2.8%

14       Type of Reporting Person  (See Instructions)
                                                    IN


                                       4
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     This  Amendment  No.  11 to  Schedule  13D is  filed  on  behalf  of  Trace
International Holdings, Inc. ("Trace Holdings"), Trace Foam Sub, Inc. ("Trace Foam Sub"), and Marshall S. Cogan, and amends and supplements the Schedule 13D, dated December 14, 1993 (as amended, the "Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 23, 1994, Amendment No. 2 thereto filed on March 6, 1995, Amendment No. 3 thereto filed on April 28, 1995, Amendment No. 4 thereto filed on August 28, 1997, Amendment No. 5 thereto filed on December 24, 1997, Amendment No. 6 thereto filed on March 16, 1998, Amendment No. 7 thereto filed on June 26, 1998, Amendment No. 8 thereto filed on July 21, 1998, Amendment No. 9 thereto filed on October 19, 1998 and Amendment No. 10 thereto filed on November 6, 1998 and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 11 is being filed to reflect the exercise of a put option whereby Trace Holdings is obligated to purchase 308,813 shares of Common Stock of the Issuer.

     The Schedule 13D is hereby amended as follows:

Item 3. Sources and Amounts of Funds or Other Consideration.

     The following paragraph is added after the last sentence of the first paragraph of Item 3:

     Pursuant to the Amended and Restated Put Option Agreement by and between John Rallis and Trace Holdings, dated as of December 14, 1993 (the "Put Option"), Mr. Rallis had the right and option to sell to Trace Holdings 308,813 shares of Common Stock (the "Rallis Options Shares") for approximately $7.5 million, or $24.29 per share, at any time during the period commencing May 6, 1998 through August 4, 1998, which expiration date was extended to November 6, 1998. On November 6, 1998, Mr. Rallis exercised the Put Option and Trace Holdings is currently in default in its obligation to repurchase the Rallis Option Shares. It is anticipated that in connection with the consummation of the Merger, Mr. Rallis will receive the merger consideration of $12.00 per share for his shares of Common Stock and that Trace Holdings will pay to Mr. Rallis, with respect to each share of Common Stock underlying the Put Option, the difference between the amount payable to Mr. Rallis upon exercise of the Put Option and the merger consideration of $12.00 per share.

Item 4.  Purpose of the Transaction.

     The following paragraph is added to the end of Item 4:

     Trace Holdings entered into the Put Option in connection with the Issuer's acquisition of Great Western Foam Products Corporation ("Great Western"). Mr. Rallis was the former owner of Great Western.

Item 5.  Interests in Securities of the Issuer.

     The fourth paragraph of Item 5 (a and b) (iii) of Schedule 13D is hereby deleted and replaced with the following:

     As a consequence of the exercise by Mr. Rallis of the Put Option, Trace Holdings is deemed to be the beneficial owner of the 308,813 Rallis Option Shares by virute of its right to acquire such shares. As a result of the foregoing, Trace Holdings may be deemed to own beneficially (as such term is defined in Rule 13d-3) a total of 11,833,813 shares of Common Stock, which represents approximately 47.3% of the outstanding Common Stock.


                                       5
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     Subclause  (iv) of Item 5 (a and b) of Schedule  13D is hereby  deleted and replaced with the following:

     As of November 23, 1998, Mr. Cogan has acquired 400,000 shares of Common Stock and has vested options for 269,167 shares of Common Stock with an exercise price of $6.877. Mr. Cogan also has options, which will vest on December 26, 1998, to purchase 34,167 shares of Common Stock with an exercise price of $11.125. By virtue of Rule 13d-3, Mr. Cogan may be deemed to be the beneficial owner of 703,334 shares of Common Stock as a result of the 400,000 shares that have been purchased as well as the shares issuable upon exercise of options that have vested and options that will vest in the next sixty days. Mr. Cogan's beneficial ownership comprises 2.8% of the outstanding Common Stock of the Issuer.

     Mr. Cogan is the Chairman of the Board and President of Trace Foam Sub and the Chairman of the Board and Chief Executive Officer of Trace Holdings and owns or has voting control over capital stock of Trace Holdings representing greater than a 50% voting interest. Mr. Cogan, by virtue of his control positions at Trace Foam Sub and Trace Holdings, may be deemed to own beneficially (as the term is defined in Rule 13d-3) the 11,833,813 shares of Common Stock beneficially owned, directly and indirectly, by Trace Foam Sub and Trace Holdings. Mr. Cogan expressly disclaims beneficial ownership of any of the shares of Common Stock owned by Trace Foam Sub and Trace Holdings.

     Subclause (v) of Item 5 (a and b) of Schedule 13D is hereby deleted and replaced with the following:

     Other Officers and Directors of Trace Holdings and Trace Foam Sub beneficially own Common Stock in the amounts listed in the following table. Shares beneficially owned include shares issuable upon exercise of vested options, or options which will vest in the next sixty days, with an exercise price of $6.875.

       Officer or Director                       Number of Shares Owned*
       -------------------                       -----------------------
       Federick Marcus                                    33,298
       Robert H. Nelson                                    4,257
       Saul S. Sherman                                         0
       Philip N. Smith, Jr.                               19,125
       Karl H. Winters                                     4,836
       Barry Zimmerman                                    22,569


     * Includes shares issuable upon exercise of options as follows: Mr. Marcus, 23,298 shares; Mr. Nelson, 4,257 shares; Mr. Smith, 7,028 shares; Mr. Winters, 4,836 shares; and Mr. Zimmerman, 17,569 shares.

                                       6
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Item 7.  Exhibits to be Filed.

     The following is added to Item 7:

EXHIBIT S   Amended and  Restated  Put Option  Agreement  by and between  John
            Rallis and '21' International Holdings,  Inc., dated as of December
            14,  1993.


                                       7
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      TRACE INTERNATIONAL HOLDINGS, INC.


                                      By: /s/ Marshall S. Cogan
                                         -------------------------------------
                                         Name:   Marshall S. Cogan
                                         Title:  Chairman of the Board
                                                 and Chief Executive Officer

Date: November 23, 1998


                                       8
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      TRACE FOAM SUB, INC.



                                      By: /s/ Marshall S. Cogan
                                         --------------------------------------
                                         Name:  Marshall S. Cogan
                                         Title: Chairman of the Board and
                                                  President
Date: November 23, 1998


                                       9
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                             /s/ Marshall S. Cogan
                                            ----------------------------------
                                            Marshall S. Cogan

Date: November 23, 1998


                                       10
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                                  EXHIBIT INDEX
                                  -------------

Exhibit Number                                         Title
--------------                                         -----

10.1 Exhibit S - Amended and Restated Put Option Agreement by and between John Rallis and '21' International Holdings, Inc., dated as of December 14, 1993.